Macquarie Group of Companies
Australia and Worldwide

Level 7
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 4300
Internet http://www.macquarie.com.au

08004191

SEC
Mail Processing
Section

AUG 01 2008

Washington, DC
101

30 July 2008

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

SUPPL

MACQUARIE

Dear Sir/Madam

Macquarie Group Limited (File Number 082-35128) documents for lodgement

Please find relevant documents for Macquarie Group Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
Company Secretary

PROCESSED
AUG 13 2008
THOMSON REUTERS

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Group Limited & Macquarie Bank Limited	
ABN	94 122 169 279	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Nicholas William Moore
Date of last notice	10 July 2008

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	• Securities held by Venamay Pty Limited, a company in which Nicholas Moore has a relevant interest; and • Securities held by Nicholas Moore in Bare Trust for Venamay Pty Limited.
Date of change	24 July 2008
No. of securities held prior to change	• 685,693 Macquarie Group Limited fully paid ordinary ("MQG") shares held by Nicholas Moore; • 131,433 MQG shares held by Venamay Pty Limited; and • 253,837 MQG shares held by Nicholas Moore in Bare Trust for Venamay Pty Limited.
Class	MQG shares
Number acquired	126,448 MQG shares acquired by Nicholas Moore
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$50.79 per MQG share.

+ See chapter 19 for defined terms.

cag_cosec_syd_prd/72764_1

No. of securities held after change	• 812,141 Macquarie Group Limited fully paid ordinary ("MQG") shares held by Nicholas Moore; • 131,433 MQG shares held by Venamay Pty Limited; and • 253,837 MQG shares held by Nicholas Moore in Bare Trust for Venamay Pty Limited.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	• 73,950 shares acquired pursuant to the Macquarie Group Staff Share Acquisition Plan ("MGSSAP"); and • 52,498 shares acquired pursuant to the Executive Committee sub-plan of the MGSSAP.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated: 30 July 2008

C:\DOCUME~1\gcable\LOCALS~1\Temp\cag_cosec_syd_prd_72764_1.DOC

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	95,146
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	67,241 @ $28.74 1,668 @ $28.99 3,467 @ $32.26 19,236 @ $32.75 300 @ $33.11 3,234 @ $34.60
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	95,146 on 29/07/2008

+ See chapter 19 for defined terms.

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
279,331,747	Fully Paid Ordinary Shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
38,090,656	Options over Ordinary Shares at various exercise prices
1,558,388	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,558,388 fully paid Ordinary shares in Macquarie Group Limited

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

+ See chapter 19 for defined terms.

15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	

+ See chapter 19 for defined terms.

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

+ See chapter 19 for defined terms.

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 29 July 2008
(Assistant Company Secretary)

Print name: Paula Walsh

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited	&	Macquarie Group Limited
ABN	46 008 583 542	&	94 122 169 279

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter H Warne
Date of last notice	4 June 2008

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	• Securities held in the name of Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of Peter Hastings Warne; and • Securities held in the name of Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of P & F Super Pty Limited as trustee for the Warne Family Superannuation Fund, a trust of which Peter Hastings Warne is a joint beneficiary with Frances Jane Warne. These accounts are operated on a discretionary Basis by a third party on behalf of the beneficiaries, who are not involved in the investment decisions.
Date of change	24 July 2008

No. of securities held prior to change	• 2,866 Macquarie fully paid ordinary ("MQG") shares held in the name of Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of P & F Super Pty Limited as trustee for the Warne Family Superannuation Fund, a trust of which Peter Warne is a joint beneficiary with Frances Jane Warne; and • 8,211 MQG fully paid ordinary shares held in the name of Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of Peter Hastings Warne.
Class	MQG fully paid ordinary shares.
Number acquired	981 MQG fully paid ordinary shares.
Number disposed	Nil.
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$50.79 per MQG share.
No. of securities held after change	• 981 MQG shares held by Peter H Warne; • 2,866 MQG fully paid ordinary shares held in the name of Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of P & F Super Pty Limited as trustee for the Warne Family Superannuation Fund, a trust of which Peter Warne is a joint beneficiary with Frances Jane Warne; and • 8,211 MQG fully paid ordinary shares held in the name of Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of Peter Hastings Warne.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Securities allotted pursuant to participation in the Non-Executive Director Share Acquisition Plan ("NEDSAP").

Part 2 – Change of director's interests in contracts

Detail of contract	Two call option contracts over MQG fully paid ordinary shares, expiring on 25 September 2008 and exercisable at $64.00.
Nature of interest	Indirect
Name of registered holder (if issued securities)	Contracts sold by Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of P & F Super Pty Limited as trustee for the Warne Family Superannuation Fund, a trust of which Peter Warne is a joint beneficiary with Frances Jane Warne.
Date of change	No change in interests.
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	

Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	Contracts sold by Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of P & F Super Pty Limited as trustee for the Warne Family Superannuation Fund, a trust of which Peter Warne is a joint beneficiary with Frances Jane Warne.

28 July 2008

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited & Macquarie Group Limited
ABN	46 008 583 542 & 94 122 169 279

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Catherine B Livingstone
Date of last notice	5 December 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	• Securities held by Catherine Livingstone and Michael Satterthwaite; and • Securities held by Easdale Pty Limited as trustee of the Michael Satterthwaite Superannuation Fund of which Catherine Livingstone is a beneficiary.
Date of change	24 July 2008
No. of securities held prior to change	• 1,791 Macquarie Group Limited fully paid ordinary ("MQG") shares held by Catherine Livingstone (of which 98 Shares have been acquired via the Macquarie Group Non-Executive Director Share Plan); • 1,911 MQG shares held by Catherine Livingstone and Michael Satterthwaite; and • 4,730 MQG shares held by Easdale Pty Limited.
Class	MQG shares
Number acquired	196 MQG shares
Number disposed	Nil

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$50379 per MQG share
No. of securities held after change	• 1,987 MQG shares held by Catherine Livingstone (of which 294 Shares have been acquired via the Macquarie Group Non-Executive Director Share Plan); • 1,911 MQG shares held by Catherine Livingstone and Michael Satterthwaite; and • 4,730 MQG shares held by Easdale Pty Limited.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares acquired pursuant to the Macquarie Group Non Executive Director Share Acquisition Plan ("NEDSAP").

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

28 July 2008

C:\DOCUME~1\gcable\LOCALS~1\Temp\cag_cosec_syd_prd_72763_1.DOC

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited	&	Macquarie Group Limited
ABN	46 008 583 542	&	94 122 169 279

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter M Kirby
Date of last notice	9 May 2008 but 5 December 2007 re: Macquarie Group Limited fully paid ordinary "MQG") shares.

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	24 July 2008
No. of securities held prior to change	11,386 MQG shares
Class	MQG shares
Number acquired	2,851 MQG shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$50.79 per MQG share
No. of securities held after change	14,237 MQG shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares allotted pursuant to the Non-Executive Director Share Acquisition Plan ("NEDSAP")

Part 2 – Change of director's interests in contracts

cag_cosec_syd_prd/72762_1

+ See chapter 19 for defined terms.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

28 July 2008

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited & Macquarie Group Limited
ABN	46 008 583 542 & 94 122 169 279

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Catherine B Livingstone
Date of last notice	5 December 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	• Securities held by Catherine Livingstone and Michael Satterthwaite; and • Securities held by Easdale Pty Limited as trustee of the Michael Satterthwaite Superannuation Fund of which Catherine Livingstone is a beneficiary.
Date of change	24 July 2008
No. of securities held prior to change	• 1,791 Macquarie Group Limited fully paid ordinary ("MQG") shares held by Catherine Livingstone (of which 98 Shares have been acquired via the Macquarie Group Non-Executive Director Share Plan); • 1,911 MQG shares held by Catherine Livingstone and Michael Satterthwaite; and • 4,730 MQG shares held by Easdale Pty Limited.
Class	MQG shares
Number acquired	196 MQG shares
Number disposed	Nil

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$50379 per MQG share
No. of securities held after change	• 1,987 MQG shares held by Catherine Livingstone (of which 294 Shares have been acquired via the Macquarie Group Non-Executive Director Share Plan); • 1,911 MQG shares held by Catherine Livingstone and Michael Satterthwaite; and • 4,730 MQG shares held by Easdale Pty Limited.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares acquired pursuant to the Macquarie Group Non Executive Director Share Acquisition Plan ("NEDSAP").

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

28 July 2008

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited	&	Macquarie Group Limited
ABN	46 008 583 542	&	94 122 169 279

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter H Warne
Date of last notice	4 June 2008

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	• Securities held in the name of Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of Peter Hastings Warne; and • Securities held in the name of Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of P & F Super Pty Limited as trustee for the Warne Family Superannuation Fund, a trust of which Peter Hastings Warne is a joint beneficiary with Frances Jane Warne. These accounts are operated on a discretionary Basis by a third party on behalf of the beneficiaries, who are not involved in the investment decisions.
Date of change	24 July 2008

No. of securities held prior to change	• 2,866 Macquarie fully paid ordinary ("MQG") shares held in the name of Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of P & F Super Pty Limited as trustee for the Warne Family Superannuation Fund, a trust of which Peter Warne is a joint beneficiary with Frances Jane Warne; and • 8,211 MQG fully paid ordinary shares held in the name of Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of Peter Hastings Warne.
Class	MQG fully paid ordinary shares.
Number acquired	981 MQG fully paid ordinary shares.
Number disposed	Nil.
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$50.79 per MQG share.
No. of securities held after change	• 981 MQG shares held by Peter H Warne; • 2,866 MQG fully paid ordinary shares held in the name of Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of P & F Super Pty Limited as trustee for the Warne Family Superannuation Fund, a trust of which Peter Warne is a joint beneficiary with Frances Jane Warne; and • 8,211 MQG fully paid ordinary shares held in the name of Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of Peter Hastings Warne.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Securities allotted pursuant to participation in the Non-Executive Director Share Acquisition Plan ("NEDSAP").

Part 2 – Change of director's interests in contracts

Detail of contract	Two call option contracts over MQG fully paid ordinary shares, expiring on 25 September 2008 and exercisable at $64.00.
Nature of interest	Indirect
Name of registered holder (if issued securities)	Contracts sold by Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of P & F Super Pty Limited as trustee for the Warne Family Superannuation Fund, a trust of which Peter Warne is a joint beneficiary with Frances Jane Warne.
Date of change	No change in interests.
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	

Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	Contracts sold by Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of P & F Super Pty Limited as trustee for the Warne Family Superannuation Fund, a trust of which Peter Warne is a joint beneficiary with Frances Jane Warne.

28 July 2008

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited & Macquarie Group Limited
ABN	46 008 583 542 & 94 122 169 279

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter M Kirby
Date of last notice	9 May 2008 but 5 December 2007 re: Macquarie Group Limited fully paid ordinary "MQG") shares.

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	24 July 2008
No. of securities held prior to change	11,386 MQG shares
Class	MQG shares
Number acquired	2,851 MQG shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$50.79 per MQG share
No. of securities held after change	14,237 MQG shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares allotted pursuant to the Non-Executive Director Share Acquisition Plan ("NEDSAP")

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

28 July 2008

Maquarie Group of Companies
Australia and Worldwide

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

28 July 2008

Company Announcements
ASX Limited

Section 259C Exemption Notice - MQG

Macquarie Life Limited (MLL), MQ Specialist Investment Management Limited (MQSIML) and MQ Portfolio Management Limited (MQPML), wholly owned subsidiaries of Macquarie Group Limited (Macquarie), have been granted exemption from compliance with section 259C of the Corporations Act 2001 (Cth) allowing them to invest in Macquarie shares.

The exemptions were granted by the Australian Securities and Investments Commission and are subject to certain conditions. One of these conditions is that Macquarie discloses the information below to the Australian Securities Exchange Limited on a fortnightly basis.

As at 25 July 2008, in respect of MQSIML and MQPML, the percentage of Macquarie voting shares:

(a) over which they have the power to control voting or disposal was 0.011%; and
(b) underlying any options, derivatives and conditional agreements held by them was 0%.

As at 25 July 2008, in respect of MLL, the percentage of Macquarie voting shares:

(a) over which MLL has the power to control voting or disposal was 0.019%; and
(b) underlying any options, derivatives and conditional agreements held by MLL was 0%.

Yours faithfully

Michael Panikian
Assistant Company Secretary

Phone: + 61 2 8232 9739
Fax: + 61 2 8232 4437
Email: Substantial.Holdings@macquarie.com

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	153,516
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	65,535 @ $28.74 1,375 @ $31.18 66,600 @ $32.26 14,370 @ $32.75 868 @ $33.11 4,768 @ $34.60
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	153,516 on 28/07/2008

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	279,236,601	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	38,185,802	Options over Ordinary Shares at various exercise prices
		1,558,388	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,558,388 fully paid Ordinary shares in Macquarie Group Limited

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	

+ See chapter 19 for defined terms.

15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	

+ See chapter 19 for defined terms.

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

+ See chapter 19 for defined terms.

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

41 Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 28 July 2008
(Assistant Company Secretary)

Print name: Paula Walsh

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	148,103
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	72,752 @ $28.74 1,668 @ $31.74 36,736 @ $32.26 21,839 @ $32.75 10,174 @ $33.11 3,000 @ $34.78 1,000 @ $36.99 934 @ $40.81
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	148,103 on 25/07/2008

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	279,083,085	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	38,339,318	Options over Ordinary Shares at various exercise prices
		1,558,388	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,558,388 fully paid Ordinary shares in Macquarie Group Limited

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	

+ See chapter 19 for defined terms.

15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	

+ See chapter 19 for defined terms.

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 25 July 2008
(Company Secretary)

Print name: Dennis Leong

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	24,735
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	15,667 @ $28.74 1,000 @ $32.75 8,068 @ $33.11
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	24,735 on 24/07/2008

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	278,934,982	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	38, 487,421	Options over Ordinary Shares at various exercise prices
		1,558,388	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,558,388 fully paid Ordinary shares in Macquarie Group Limited

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	

+ See chapter 19 for defined terms.

15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	

+ See chapter 19 for defined terms.

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

41 Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

	Number	+Class
42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 24 July 2008
(Company Secretary)

Print name: Dennis Leong

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	5,834
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	2,000 @ $28.74 3,834 @ $32.26
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	5,834 on 23/07/2008

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	278,910,247	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	38, 512,156	Options over Ordinary Shares at various exercise prices
		1,558,388	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,558,388 fully paid Ordinary shares in Macquarie Group Limited

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	

+ See chapter 19 for defined terms.

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	

+ See chapter 19 for defined terms.

30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

+ See chapter 19 for defined terms.

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

+ See chapter 19 for defined terms.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 23 July 2008
(Company Secretary)

Print name: Dennis Leong

== == == == ==

+ See chapter 19 for defined terms.

CHAIRMAN'S ADDRESS

MACQUARIE GROUP LIMITED AGM

23 JULY 2008

PALLADIUM AT CROWN, MELBOURNE

CHECK AGAINST DELIVERY

GOOD MORNING LADIES AND GENTLEMEN AND WELCOME TO MACQUARIE GROUP'S 2008 ANNUAL GENERAL MEETING.

I'M DAVID CLARKE, THE CHAIRMAN OF THE MACQUARIE GROUP AND I'LL BE CHAIRING TODAY'S MEETING.

THE COMPANY SECRETARY HAS CONFIRMED THAT A QUORUM IS PRESENT, SO I FORMALLY DECLARE THE MEETING OPEN.

AS WELL AS THOSE SHAREHOLDERS PRESENT IN PERSON, THE HOLDERS OF 161 MILLION SHARES, OR APPROXIMATELY 58 PER CENT OF THE GROUP'S ORDINARY SHARE CAPITAL, ARE REPRESENTED BY PROXIES.

BEFORE WE GET UNDERWAY, I WOULD LIKE TO INTRODUCE OUR DIRECTORS AND SOME OF OUR SENIOR EXECUTIVES.

ON MY LEFT IS YOUR CHIEF EXECUTIVE OFFICER NICHOLAS MOORE.

NEXT TO HIM IS THE GROUP'S CHIEF FINANCIAL OFFICER GREG WARD, THEN NON-EXECUTIVE DIRECTORS JOHN NILAND, KEVIN MCCANN AND CATHERINE LIVINGSTONE, AND EXECUTIVE DIRECTOR LAURIE COX .

ON MY RIGHT IS OUR COMPANY SECRETARY, DENNIS LEONG.

NEXT TO HIM ARE NON-EXECUTIVE DIRECTORS HELEN NUGENT, PETER KIRBY AND PETER WARNE.

THERE ARE THREE MAJOR COMPONENTS TO THIS MORNING'S MEETING.

FIRST, I WILL PRESENT A BROAD OVERVIEW OF OUR RESULTS FOR THE PAST FINANCIAL YEAR.

I WILL THEN HAND OVER TO NICHOLAS TO DISCUSS THE RESULTS IN GREATER DETAIL, COVER OUR FIRST QUARTER PERFORMANCE THIS YEAR AND PROVIDE AN ASSESSMENT OF THE OUTLOOK FOR THE REMAINDER OF THE YEAR.

WE WILL THEN CONSIDER THE FORMAL RESOLUTIONS SET OUT IN THE NOTICE OF MEETING.

PLEASE BE ADVISED THAT RECORDING DEVICES, PHOTOGRAPHIC EQUIPMENT AND MOBILE PHONES MAY NOT BE USED DURING THE MEETING.

AT THE END OF THE MEETING, YOU ARE INVITED TO JOIN US FOR REFRESHMENTS IN THE FOYER.

PROFIT

LET ME NOW TURN TO THE RESULTS.

MACQUARIE REPORTED ANOTHER EXCELLENT RESULT FOR THE YEAR TO 31 MARCH 2008.

OUR PROFIT OF $1.8 BILLION WAS UP 23 PER CENT ON THE PREVIOUS YEAR, MARKING OUR SIXTEENTH CONSECUTIVE YEAR OF RECORD PROFIT.

THE RESULT IS EVEN MORE GRATIFYING IN LIGHT OF THE CHALLENGING MARKET CONDITIONS THAT WE EXPERIENCED IN THE SECOND HALF OF THE YEAR.

OPERATING INCOME

OUR OPERATING INCOME CONTINUED TO GROW STRONGLY, UP FROM $7.2 BILLION TO $8.2 BILLION, AN INCREASE OF 15 PER CENT ON THE PREVIOUS YEAR.

EPS

THIS HELPED US ACHIEVE A 13 PER CENT INCREASE IN EARNINGS PER SHARE, FROM $5.92 TO $6.71 PER SHARE.

DIVIDENDS AND FRANKING

DIVIDENDS ALSO ROSE, WITH SHAREHOLDERS RECEIVING $3.45 PER SHARE FULLY FRANKED FOR THE YEAR, AN INCREASE OF 10 PER CENT.

SHAREHOLDERS WILL BE AWARE THAT AN INCREASING PROPORTION OF OUR INCOME IS DERIVED OFFSHORE AND, HENCE, A DECREASING PROPORTION IS SUBJECT TO AUSTRALIAN INCOME TAX.

AS WE EXPECT THIS TREND TO CONTINUE, THE FRANKING RATE ON FUTURE DIVIDENDS IS EXPECTED TO FALL TO 80 PER CENT FOR THE INTERIM DIVIDEND TO BE PAID IN DECEMBER.

FRANKING BEYOND THE DECEMBER DIVIDEND WILL DEPEND ON THE FUTURE COMPOSITION OF INCOME, BUT, SHOULD THE TREND OBSERVED IN THE 2008 YEAR CONTINUE, IT IS LIKELY FRANKING LEVELS WILL HAVE TO BE FURTHER REDUCED GOING FORWARD.

ASSETS UNDER MANAGEMENT

DURING THE YEAR, WE INCREASED OUR ASSETS UNDER MANAGEMENT BY 18 PER CENT TO $232 BILLION.

THESE ASSETS ARE LOCATED THROUGHOUT THE WORLD AND SPREAD ACROSS A LARGE NUMBER OF ASSET CLASSES, INCLUDING INFRASTRUCTURE, REAL ESTATE AND SECURITIES.

THIS REFLECTS OUR FOCUS ON BUSINESS DIVERSITY, A KEY FACTOR IN OUR ABILITY TO DELIVER CONSISTENTLY STRONG RESULTS.

INTERNATIONAL INCOME

THE TRULY GLOBAL NATURE OF OUR BUSINESS IS DEMONSTRATED BY THE CONTINUED GROWTH OF OUR INTERNATIONAL INCOME, WHICH ROSE 14 PER CENT TO $4.3 BILLION.

INTERNATIONAL INCOME NOW CONSTITUTES 57 PER CENT OF OUR TOTAL INCOME, UP FROM 55 PER CENT IN THE PREVIOUS YEAR.

MORE THAN 5600 STAFF – OVER 40 PER CENT OF THE TOTAL – ARE NOW BASED OUTSIDE AUSTRALIA.

THE ASIA-PACIFIC REGION WAS A HIGHLIGHT OF OUR INTERNATIONAL PERFORMANCE, REPORTING A 71 PER CENT INCREASE IN INCOME.

CAPITAL GROWTH

AS PART OF OUR LONG-TERM APPROACH, WE HAVE CONSISTENTLY GROWN CAPITAL AHEAD OF OUR BUSINESS REQUIREMENTS IN ORDER TO FACILITATE FUTURE GROWTH.

OUR CAPITAL ROSE 33 PER CENT DURING THE YEAR TO $10 BILLION AND HAS ALMOST QUADRUPLED OVER THE PAST FOUR YEARS.

AT 31 MARCH, WE MAINTAINED A BUFFER OF $3 BILLION OF CAPITAL IN EXCESS OF OUR MINIMUM CAPITAL REQUIREMENTS AND THIS BUFFER HAS SINCE INCREASED.

WE BELIEVE THAT THIS IS PRUDENT IN THE CURRENT ECONOMIC CLIMATE.

SIGNIFICANTLY, OUR RETURN ON AVERAGE ORDINARY SHAREHOLDERS' FUNDS WAS 23.7 PER CENT FOR THE YEAR.

NOTABLE EVENTS OF THE PAST YEAR

WE WOULD BE PLEASED WITH THE RESULTS I HAVE OUTLINED IN ANY ENVIRONMENT, BUT WE ARE PARTICULARLY SO IN THE CHALLENGING CONDITIONS OF THE PAST YEAR.

IT IS FITTING AT THIS POINT TO REVISIT SOME OF THE KEY EVENTS THAT AFFECTED GLOBAL MARKETS OVER THAT PERIOD.

AS THE GROUP'S FINANCIAL YEAR DREW TO A CLOSE IN 2007, GLOBAL MARKETS WERE PERFORMING STRONGLY.

HOWEVER, THE FIRST INDICATIONS OF THE DIFFICULTIES AHEAD WERE BEGINNING TO EMERGE.

IN PARTICULAR, THERE WAS GROWING CONCERN ABOUT THE MAGNITUDE OF THE SUB-PRIME CRISIS IN THE US.

BY AUGUST, LIQUIDITY IN FUNDING MARKETS HAD VIRTUALLY DRIED UP AS BANKS STOPPED LENDING, BOTH TO EACH OTHER AND TO THE CORPORATE SECTOR.

CENTRAL BANKS IN EUROPE AND THE US INJECTED MORE THAN $US300 BILLION INTO THE SYSTEM IN A MATTER OF DAYS, THE LARGEST INJECTION SINCE THE SEPTEMBER 11 INCIDENTS IN 2001.

WHILE THIS RESTORED SOME CONFIDENCE TO FINANCIAL MARKETS, IT DID LITTLE TO RESOLVE THE PROBLEMS IN THE FINANCIAL SERVICES SECTOR.

IN SEPTEMBER, NORTHERN ROCK, BRITAIN'S FIFTH LARGEST MORTGAGE LENDER, WAS NEAR COLLAPSE, UNABLE TO SOURCE FUNDING.

SIX MONTHS LATER, THE US FEDERAL RESERVE HAD TO STEP IN TO RESCUE BEAR STEARNS FROM ITS LIQUIDITY CRISIS.

BY NOW, THE SUB-PRIME ISSUE HAD DEVELOPED A CONTAGION EFFECT, IMPACTING A WIDE RANGE OF FINANCIAL INSTITUTIONS, PROPERTY COMPANIES, MONOLINE INSURERS, SOME CORPORATES AND, OF COURSE, THE EQUITY MARKET OVERALL.

THIS WAS CONFIRMED AS US INVESTMENT BANKS REPORTED LARGE WRITEDOWNS AND THE WALL ST STOCK MARKET RECORDED ITS WORST JUNE PERFORMANCE SINCE THE DEPRESSION.

JUST WEEKS AGO, SHARES IN FANNIE MAE AND FREDDIE MAC, WHICH GUARANTEE ALMOST HALF OF AMERICA'S HOME MORTGAGE DEBT, LOST HALF OF THEIR VALUE, WHILE ANOTHER LENDER, INDYMAC, WAS TAKEN OVER BY FEDERAL REGULATORS.

RELATIVE PERFORMANCE

DURING THIS TIME, MACQUARIE GROUP'S SHARE PRICE HAS CLOSELY TRACKED THAT OF OTHER GLOBAL FINANCIAL INSTITUTIONS.

THIS IS DESPITE THE VERY STRONG OPERATING PERFORMANCE WE HAVE ACHIEVED RELATIVE TO OUR GLOBAL PEERS.

ASX PERFORMANCE

THE AUSTRALIAN SHAREMARKET HAS ALSO CLEARLY REFLECTED THE GLOBAL VOLATILITY.

IN EFFECT, THE GLOBAL CREDIT CRISIS AND RESULTING MARKET TURBULENCE HAS WIPED OUT THE RETURNS OF THE PAST TWO YEARS IN AUSTRALIA'S LEADING STOCKS.

REGRETTABLY, MANY OF YOU WILL HAVE FELT THE IMPACT OF THIS.

RESOURCES STOCKS HAVE OUTPERFORMED

OVERALL LOSSES WOULD HAVE BEEN EVEN LARGER WERE IT NOT FOR THE VERY STRONG PERFORMANCE OF THE RESOURCES SECTOR.

ON THE CHART YOU CAN SEE THE EXTENT TO WHICH RESOURCE STOCKS HAVE OUTPERFORMED THE REST OF THE MARKET OVER 12 MONTHS.

BY CONTRAST, FINANCIAL STOCKS HAVE HAD A PARTICULARLY DIFFICULT YEAR.

WHY MACQUARIE HAS PERFORMED WELL RELATIVE TO PEERS

WHILE NO FINANCIAL INSTITUTION IS IMMUNE FROM THE EFFECT OF ADVERSE MARKET CONDITIONS, THERE ARE SEVERAL REASONS WHY MACQUARIE HAS PERFORMED WELL RELATIVE TO ITS PEERS EVEN IN VERY TOUGH MARKET CONDITIONS.

FIRSTLY, WE DERIVE MOST OF OUR OPERATING INCOME FROM THE PROVISION OF PRODUCTS AND SERVICES TO CLIENTS.

UNDERSCORING A SECURE CAPITAL AND FUNDING POSITION IS OUR LONG STANDING RISK MANAGEMENT FRAMEWORK, AS A RESULT OF

WHICH WE HAVE NO PROBLEM TRADING EXPOSURES AND NO MATERIAL PROBLEM CREDIT EXPOSURES.

AS I MENTIONED EARLIER, ONE OF OUR GREAT STRENGTHS IS THE DIVERSITY OF OUR BUSINESS.

WE ARE REGULATED BOTH AS A BANK AND AS THE HOLDING COMPANY OF A BANK, WITH ASPECTS OF OUR OPERATIONS SUPERVISED BY MORE THAN 100 AUTHORITIES AROUND THE WORLD.

WE CONTINUALLY ADAPT TO CHANGE AND, IN THE PAST, MARKET DOWNTURNS HAVE CREATED OPPORTUNITIES FOR MACQUARIE.

WE ARE THEREFORE CONFIDENT THAT WE WILL CONTINUE TO PERFORM WELL RELATIVE TO OUR PEERS EVEN IN VERY TOUGH MARKET CONDITIONS.

LONG-STANDING KEY PHILOSOPHIES

WE ALSO HAVE SOME LONG-STANDING KEY PHILOSOPHIES THAT HAVE GUIDED OUR BUSINESS SINCE INCEPTION AND THESE ARE WORTH REPEATING.

WE HAVE SIX CORE GOALS AND VALUES, WHICH DIRECT THE WAY WE DO BUSINESS.

WE WORK HARD TO DELIVER VALUE TO OUR CLIENTS, WE AIM TO ACT WITH THE HIGHEST STANDARDS AND WITH INTEGRITY IN ALL SITUATIONS, WE ENCOURAGE TEAMWORK AMONG OUR PEOPLE, WE STRIVE FOR PROFITABILITY AND WE ASPIRE TO PROVIDE FULFILMENT TO OUR STAFF.

WE ENCOURAGE OUR STAFF TO USE THEIR ENTREPRENEURIAL SKILLS, WITHIN THE FRAMEWORK OF PRUDENT RISK MANAGEMENT.

FREEDOM WITHIN BOUNDARIES, AS WE CALL IT, IS AN IMPORTANT FEATURE OF MACQUARIE'S SUCCESS.

SO TOO IS OUR REMUNERATION SYSTEM WHICH REWARDS OUR STAFF FOR THEIR SUCCESS, ENCOURAGES LONG-TERM COMMITMENT AND SEEKS TO ENSURE ALIGNMENT OF INTERESTS BETWEEN STAFF AND SHAREHOLDERS.

THIS REMUNERATION SYSTEM ENABLES US TO ATTRACT AND RETAIN THE HIGHEST QUALITY STAFF AND IS THEREFORE A KEY DRIVER OF SHAREHOLDER RETURNS.

I WILL PRESENT THE REMUNERATION REPORT LATER IN THE MEETING.

AS WELL AS DELIVERING VALUE TO CLIENTS AND SHAREHOLDERS, WE ALSO WORK TO DELIVER VALUE TO THE COMMUNITIES IN WHICH WE OPERATE.

VERY WELL-POSITIONED

ALL OF THESE FACTORS I BELIEVE MEAN MACQUARIE IS WELL POSITIONED, NOTWITHSTANDING THE CHALLENGING CONDITIONS IN WHICH WE CURRENTLY OPERATE.

WE BELIEVE OUR GLOBAL PLATFORM HAS NEVER BEEN STRONGER AND WE ARE CONFIDENT WE CAN CONTINUE TO PERFORM WELL.

ALLAN MOSS

AS YOU KNOW, ALLAN MOSS RETIRED IN MAY AFTER 15 YEARS AS CHIEF EXECUTIVE OFFICER AND AN OUTSTANDING CAREER WITH MACQUARIE SPANNING MORE THAN 30 YEARS.

WE ARE TRULY GRATEFUL TO ALLAN FOR HIS IMMENSE CONTRIBUTION AND WE WISH HIM WELL IN HIS RETIREMENT.

NICHOLAS MOORE HAS BEEN APPOINTED AS YOUR NEW CHIEF EXECUTIVE OFFICER AND THE BOARD CONSIDERS HIM TO BE AN OUTSTANDING CHOICE FOR THIS ROLE.

NICHOLAS HAS GIVEN 22 YEARS OF EXCELLENT SERVICE TO THE GROUP, PRINCIPALLY AS THE LEADER OF THE MACQUARIE CAPITAL BUSINESS WHICH HAS PROVIDED MORE THAN 60% OF MACQUARIE'S PROFITS AND OPERATING INCOME OVER THE PAST SEVEN YEARS.

HE IS RECOGNISED AS A WORLD-CLASS INVESTMENT BANKER, AND I NOW INVITE HIM TO SPEAK TO YOU.

ABN 94 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164
AUSTRALIA

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

MACQUARIE

ASX/Media Release

MACQUARIE GROUP MAKES SOLID START TO 2009 FINANCIAL YEAR

Key points:

- **Solid first quarter, all groups busy and operating profitably**
- **Businesses performing relatively well in more difficult market conditions**
- **Increasingly challenging to repeat last year's record performance**

MELBOURNE, 23 July 2008 – Macquarie Group Limited (ASX:MQG) Managing Director and Chief Executive Officer, Nicholas Moore, said today Macquarie had made a solid start to the 2009 financial year despite difficult market conditions.

Speaking ahead of the Group's 2008 Annual General Meeting (AGM) in Melbourne, Mr Moore said all business groups were operating profitably but profit for the three months ended 30 June 2008 was lower than the record result achieved in the June quarter of 2007 when market conditions were very strong.

"Macquarie's businesses are performing relatively well despite market conditions deteriorating since this time last year," Mr Moore said.

During the latest quarter, good contributions were made by corporate finance and advisory, commodities related trading businesses, foreign exchange, and institutional and retail broking businesses, including equity derivatives. Macquarie's expanded capital base provided higher earnings, while remuneration expenses were lower.

Outlook for the current financial year

Speaking about the Group's outlook, Mr Moore said market conditions continue to make short-term forecasting more difficult than usual. He said the current state of financial markets meant that repeating last year's record profit of $A1.8 billion was becoming increasingly challenging.

Mr Moore said: "Over the medium term, we continue to be well placed due to effective risk management, committed quality staff, and the strength, diversification and global reach of our businesses. We also expect to benefit from recent organic growth initiatives, continued strong global investor demand for quality assets and a strong capital base."

Macquarie has no problem trading exposures and no material problem credit exposures. Mr Moore said Macquarie had consistently grown through the cycle and the Group's strong capital base positioned it well to take advantage of opportunities that emerge in the current environment.

Mr Moore said: "We are very well funded and this will support ongoing business and growth.

"Since August 2007, when credit markets were disrupted, we have increased liquid assets to over $A20 billion. This is more than three times the level at 31 March 2007. We have $A32 billion of capital and term funding to support growth in longer term assets and we have increased deposits since March 2007 from $A8.5 billion to $A15.5 billion. Term assets are more than covered by term liabilities and we have approximately $A3.6 billion in excess regulatory capital."

Solid start to the current financial year

In commenting on the Group's start to the 2009 financial year, Mr Moore noted the following highlights of the first quarter:

Large advisory transactions:

- BrisConnections consortium awarded 45-year concession to construct, operate and finance Brisbane Airport Link toll road
- Adviser to BUPA on its $A2.4 billion merger with MBF
- Takeover defence adviser to Dyno Nobel on the $A3.8 billion acquisition of Dyno Nobel by Incitec Pivot
- Adviser to LS Cable Ltd, Korean-headquartered wire and cable manufacturer, on agreement to acquire US-based Superior Essex Inc for $US1.2 billion

New funds:

- Russian infrastructure fund established through a joint venture with Renaissance Capital
- Memorandum of Understanding signed for Indian infrastructure fund with State Bank of India
- Establishment of Macquarie Special Situations Fund, a global co-investment opportunity fund

- MGPA Fund III closed with commitments of $US5.2 billion; two private equity real estate funds mandated to invest in Europe and Asia

Other fund initiatives:

- Macquarie Private Capital Group privatisation completed
- Macquarie Capital Alliance Group acquisition proposal by Macquarie Advanced Investment Group

Asset acquisitions and disposals:

- Sale of 100% interest in Longview Oil & Gas, a US-based oil and gas producer
- Macquarie and affiliates committed to acquire 65% interest in Express Energy Services, a US based oil and gas services provider
- Acquired majority holding in US fixed income funds management specialist, Allegiance Investment Management LLC

Mr Moore also noted the completion of a $A600 million Convertible Preference Securities (CPS) issue as part of the Group's ongoing funding strategy.

Global market conditions

Commenting on global market conditions, Mr Moore said that since August 2007, credit markets had been extremely difficult and the cost of funding had increased. In equity markets, volumes had dropped off from the very high levels of the second half of calendar 2007 and there had been a sharp decline in listed real estate markets globally.

"In addition, activity levels in mergers and acquisitions and equity capital markets have fallen in most parts of the world. However, the pipeline remains reasonable and there has been a good level of activity in Australia and, to a lesser extent, Asia," he said.

Mr Moore said economic growth in Australia should remain reasonable, supported by several strong fundamental factors such as ongoing growth in China.

Highlights from the Address of Macquarie Group Chairman, David Clarke, include:

- The year to 31 March 2008 marked the 16th consecutive year of record profit for Macquarie. Profit of $A1.8 billion, up 23% on the previous year, was a gratifying result given the challenging market conditions experienced in the second half of the year
- Despite market conditions, Macquarie's global platform has never been stronger

Very well positioned

Mr Clarke said that while no financial institution is immune from the effect of adverse market conditions, Macquarie has performed well relative to its peers as it is diversified by business mix and geography, derives most of its income from the provision of products and services to clients, and is conservatively capitalised and well funded.

Mr Clarke said Macquarie has a long-term record of successful risk management, with no problem trading exposures and no material problem credit exposures. In addition, Macquarie is regulated by the Australian Prudential Regulation Authority as the holding company of an Australian bank.

"Our operations are subject to regulatory oversight by over 100 regulatory agencies around the world. We continually adapt to change and market downturns have typically created opportunities. We have performed well relative to our peers even in very tough market conditions," he said.

Franking of future dividends

Mr Clarke said that as an increasing proportion of Macquarie's income is derived offshore, a decreasing proportion is subject to Australian income tax.

"As we expect this trend to continue, the franking rate on future dividends is expected to fall to 80% for the interim dividend due to be paid in December," Mr Clarke said.

Franking beyond the December 2008 dividend would depend on the future composition of income, but should the trend observed in the 2008 year continue, it was likely that franking levels would be further reduced.

Contacts:

Paula Hannaford, Macquarie Group, Corporate Communications	+61 (0)413 940 180
Richard Nelson, Macquarie Group, Investor Relations	+61 (0)422 165 939

Macquarie Group Limited
ABN 94 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164
AUSTRALIA

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

23 July 2008

MACQUARIE

Company Announcements Office
Australian Securities Exchange Limited
via ASX Online

Dear Sir/Madam,

Macquarie Group Limited – All Resolutions Passed at 2008 Annual General Meeting

In accordance with Listing Rule 3.13.2, please be advised that all six motions (agenda items two to seven) in Macquarie's 2008 Notice of Annual General Meeting were passed by the requisite majorities at today's Annual General Meeting. Each motion was determined by a poll at the meeting.

Summaries of the poll voting results and proxy appointments for the resolutions are attached.

Yours faithfully

Dennis Leong
Company Secretary

ATTACHMENT

Poll Results at 2008 Macquarie Group Limited Annual General Meeting

	Resolution	For	%	Against	%	Abstain
2	To adopt the Remuneration Report of Macquarie Group Limited for the year ended 31 March 2008	121,350,820	98.12%	2,323,282	1.88%	3,795,492
3	Re-election of Dr HM Nugent as a Voting Director	126,951,718	99.76%	309,234	0.24%	208,430
4	Election of Dr JR Niland as a Voting Director	126,527,221	99.43%	718,976	0.57%	223,185
5	Election of Mr PM Kirby as a Voting Director	126,966,378	99.78%	285,437	0.22%	217,804
6	To approve participation of Mr NW Moore in the Macquarie Group Employee Share Option Plan	118,358,910	97.52%	3,012,135	2.48%	2,124,821
7	To approve the issue of up to 6,000,000 Macquarie Convertible Preference Securities	124,013,569	99.54%	575,993	0.46%	2,449,555

2008 Macquarie Group Limited Proxy Summary Results

Resolutions	For	Against	Open-Usable	Open-Conditional	Open-Unusable	Abstain	No Instruction	Excluded
** TOTALS FOR VALID PROXIES **								
2	114,887,424	1,886,218	4,906,282	0	0	3,780,441	36,111,451	0
3	119,581,835	307,151	5,369,908	0	0	201,234	36,111,688	0
4	119,257,992	608,087	5,378,060	0	0	215,989	36,111,688	0
5	119,570,589	283,362	5,395,806	0	0	210,608	36,111,451	0
6	115,054,192	2,994,864	2,016,665	438,285	1,453,644	2,106,822	36,111,531	1,395,813
7	117,019,357	565,845	5,272,777	0	0	2,440,751	36,206,118	66,968

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	4,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	4,000 @ $28.74
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	4,000 on 22/07/2008

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	278,904,413	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	38, 528,758	Options over Ordinary Shares at various exercise prices
		1,558,388	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,558,388 fully paid Ordinary shares in Macquarie Group Limited

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	

+ See chapter 19 for defined terms.

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	

+ See chapter 19 for defined terms.

30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

+ See chapter 19 for defined terms.

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

+ See chapter 19 for defined terms.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 22 July 2008
(Assistant Company Secretary)

Print name: Paula Walsh

== == == == ==

+ See chapter 19 for defined terms.

MACQUARIE

Macquarie Group Limited

2008 Annual General Meeting



23 July 2008

MACQUARIE

Macquarie Group Limited

2008 Annual General Meeting



23 July 2008

David Clarke, Chairman

MACQUARIE

Disclaimer

This presentation has been prepared by Macquarie Group Limited (Macquarie) ABN 94 122 169 279. This presentation is general advice only and does not take account of your objectives, financial situation or needs. Before acting on general advice you should consider the appropriateness of the advice having regard to these matters. Information, including forecast financial information, should not be considered as a recommendation in relation to holding, purchasing or selling securities or other instruments. While due care has been used in the preparation of forecast information, actual results may vary in a materially positive or negative manner. Forecasts and hypothetical examples are subject to uncertainty and contingencies outside the control of Macquarie. Past performance is not a reliable indication of future performance.

MACQUARIE

Profit of $A1.8 billion

Consistent with guidance, 23% increase on prior year


$Am
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
$A494m
$A812m
$A916m
$A1.46b
$A1.80b
2004
2005
2006
2007
2008

Throughout this report, periods prior to the 2005 financial year are reported under previous AGAAP, unless otherwise stated.

MACQUARIE

Operating Income of $A8.2 billion

15% increase on prior year



$Am
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
$A2.8b
$A4.2b
$A4.8b
$A7.2b
$A8.2b
2004
2005
2006
2007
2008

MACQUARIE

Earnings per share of $A6.71

13% increase on prior year



Acps
700
600
500
400
300
200
100
0
233cps
370cps
400cps
592cps
671cps
2004
2005
2006
2007
2008

Basic EPS.

Dividend per share of $A3.45
10% increase on prior year

- 52% payout ratio on total dividends for year ended 31 March 2008, 100% franked


Acps
400
350
300
250
200
150
100
50
0
Special dividend
122cps
201cps
215cps
315cps
345cps
2004
2005
2006
2007
2008

Assets under management of $A232 billion
18% increase on prior year


$Ab
250
200
150
100
50
0
Securities Wholesale
Securities Retail
Other Specialist
Real estate
Infrastructure
$A63b
$A97b
$A140b
$A197b
$A232b
2004
2005
2006
2007
2008

Note: Sale of Macquarie-IMM Investment Management and Macquarie ProLogis Management during year to 31 March 2008 reduced AUM by over $A6b

International income of $A4.3 billion
14% increase on prior year, Asia-Pacific up 71%

- 57% of operating income[1]
- $US/$A exchange rate strengthened from $0.60 at 1 April 2003 to $0.91 at 31 March 2008



$Am
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
$A696m
$A1.3b
$A2.0b
$A3.8b
$A4.3b
2004
2005
2006
2007
2008

1. Excludes earnings on capital

Capital growth
Return on equity: 23.7%

- Consistently grown capital ahead of business requirements to allow for future growth



$Ab
$12
$10
$8
$6
$4
$2
$0
New Capital*
Macquarie Income Preferred Securities
Macquarie Income Securities
Ordinary shareholders equity
$A2.8b
$A4.4b
$A5.3b
$A7.5b
$A10.0b
2004
2005
2006
2007
2008

Excludes other minority interests. * New capital refers to the relevant year only and includes capital placements, share purchase plan, DRP and options exercises

Some notable events of the past year


MSCI World Diversified Financials Index
130
120
50
30-Mar-07
14-Apr-07
29-Apr-07
14-May-07
27-Aug-07
11-Sep-07
10-Dec-07
09-Jan-08
24-Jan-08
08-Feb-08
23-Feb-08
09-Mar-08
24-Mar-08
08-Apr-08
23-Apr-08
07-Jul-08
Sub-prime saga could prove very nasty
The Times (March 2007)

Some notable events of the past year


MSCI World Diversified Financials Index
120
110
100
90
70
60
50
Index
30-Mar-07
14-Apr-07
29-Apr-07
14-May-07
29-May-07
13-Jun-07
28-Jun-07
13-Jul-07
12-Aug-07
27-Aug-07
11-Sep-07
26-Oct-07
10-Nov-07
25-Nov-07
10-Dec-07
24-Mar-08
08-Apr-08
23-Apr-08
23-May-08
07-Jun-08
22-Jun-08
07-Jul-08
"Credit markets will remain virtually closed"
Business Week (Aug 2007)

MACQUARIE

Some notable events of the past year


Northern Rock shares plunge, customers flee
Reuters (Sep 2007)
MSCI World Diversified Financials Index
70
60
50
27-Aug-07
11-Sep-07

13

MACQUARIE

Some notable events of the past year


Bear Stearns sold to JP Morgan under US Treasury pressure
The Times (Mar 2008)
Fed announces liquidity facility for investment banks
(Mar 2008)
MSCI World Diversified Financials Index
60
50
23-Feb-08
24-Mar-08

14

Some notable events of the past year


US stocks tumble sending Dow to worst June since Depression
Bloomberg (Jun 2008)
MSCI World Diversified Financials Index
Panic as Fannie Mae & Freddie Mac dive
The Times (Jul 2008)
60
50
30-Mar-07
14-Apr-07
29-Apr-07
14-May-07
29-May-07
13-Jun-07
28-Jun-07
13-Jul-07
28-Jul-07
12-Aug-07
27-Aug-07
11-Sep-07
26-Sep-07
11-Oct-07
26-Oct-07
10-Nov-07
25-Nov-07
10-Dec-07
25-Dec-07
09-Jan-08
24-Jan-08
08-Feb-08
23-Feb-08
07-Jun-08
28-Jun-08
07-Jul-08

Not withstanding Macquarie's good operating performance, our share price has largely reflected global financials over last 12 months


MSCI World Diversified Financials Index
Macquarie Group
Index
130
120
110
100
90
80
70
60
50
30-Mar-07
14-Apr-07
29-Apr-07
14-May-07
29-May-07
13-Jun-07
28-Jun-07
13-Jul-07
28-Jul-07
12-Aug-07
27-Aug-07
11-Sep-07
26-Sep-07
11-Oct-07
26-Oct-07
10-Nov-07
25-Nov-07
10-Dec-07
25-Dec-07
09-Jan-08
24-Jan-08
08-Feb-08
23-Feb-08
09-Mar-08
24-Mar-08
08-Apr-08
23-Apr-08
08-May-08
23-May-08
07-Jun-08
22-Jun-08
07-Jul-08

The ASX 200 has returned to July 2006 levels



Index
Index
ASX 200
6800
6300
5800
5300
4800
Jul-06
Sep-06
Nov-06
Jan-07
Mar-07
May-07
Jul-07
Sep-07
Nov-07
Jan-08
Mar-08
May-08
Jul-08

Source: Macquarie Research, Datastream, July 2008

Resources stocks have outperformed



ASX200
Index
Index
140
130
120
110
100
90
80
70
60
50
40
Industrials ex financials
Financials ex A-REITs
A-REITs
Resources
Jun 2007
Aug 2007
Oct 2007
Dec 2007
Feb 2008
Mar 2008
May 2008
Jul 2008

Source: IBES, Macquarie Research, July 2008

The financial services industry globally has been affected

- No financial institution immune from effect of adverse market conditions, however we have performed well relative to our peers, even in very tough market conditions, because:
  - — Derive most operating income from provision of products and services to clients
  - — Long-term record of successful risk management. No problem trading exposures and no material problem credit exposures.
  - — Diversified by business mix and geography
  - — Regulated by Australian Prudential Regulation Authority (APRA) as holding company of an Australian bank. Operations subject to over 100 regulatory agencies around the world.
  - — Continually adapting to change – market downturns have typically created opportunities

Long-standing key philosophies

- Strong risk management
- Strong goals and values
- Encouraging an entrepreneurial environment
- Philosophy of *freedom within boundaries*
- Remuneration systems
  - — Recognise success
  - — Encourage long-term commitment
  - — Aligned with shareholder interests
- Focus on delivering special value for clients
- Delivering value for communities

Very well positioned

- Macquarie remains
  - Very profitable
  - Well capitalised
  - Well funded
- No unusual trading exposures
- No unusual concerns with credit quality
- Reflects Macquarie's strong commitment to risk management
- Despite market conditions, global business platform has never been stronger

MACQUARIE

Macquarie Group Limited

2008 Annual General Meeting



23 July 2008

Nicholas Moore, Chief Executive Officer

Key drivers of year to 31 March 2008

- Strong performance from equities related businesses in Asia, Australia and Europe, especially in 1H08
- Substantial investment banking deal flow – value of transactions $A200b
- Record volumes in foreign exchange and commodity related businesses
- Record performance fees
- Assets under management up 18% on prior year to $A232b
- Expanded capital base
- Asset realisations down
- Write-down of $A293m on holdings in listed real estate investments – impact on NPAT approximately $A90m
- No significant trading or credit write-downs

Strong broad-based growth

- Group growth driven by:
  - — Previous business investment
  - — Diversification by product and geography
  - — Continued strong demand for Macquarie products
- Good contribution from most operating groups.
  Exceptions:
  - — Real Estate Group contribution impacted by write-down on holdings in listed real estate investments
  - — Mortgages business operating result affected by effective closure of mortgage securitisation markets
- Continuing to selectively grow staff and focus on longer term prospects

Diverse sources of income

MACQUARIE



Dividends & distributions, 1.0%
Share of net profits of associates, 1.9%
Net interest income, 8.1%
Interest rate products, 1.2%
Foreign exchange products, 3.0%
Commodities products, 4.5%
Equity derivatives products, 13.4%
Other fee and commission income, 2.3%
Funds under administration, 1.7%
Banking, lending and securitisation 0.8%
Financial products & cross border leasing, 1.6%
Other, 2.6%
Brokerage and commissions – retail, 3.3%
Base funds management fees, specialist funds, 7.2%
Base funds management fees, other funds, 3.8%
Performance fees, 4.4%
Income from asset realisations, 11.2%
Mergers and acquisitions, advisory and underwriting, 16.8%
Brokerage and commissions – wholesale, 11.1%

* Operating income for the year ended 31 March 2008. Excludes net impairment charges.

Diverse sources of income

MACQUARIE



Commodities, resources^ and foreign exchange, 13%
Asset & equity investments (excl. specialist funds)^ and other income, 11%
Third party M&A and advisory income^, 9%
Securities funds management and administration, 8%
Lending, leasing and margin related income, 11%
Cash equities – institutional & retail, 13%
Equity derivatives, 15%
Specialist funds including infrastructure and real estate (incl. M&A and asset sales), 20%

Operating income for the year ended 31 March 2008. ^Income from clients and activities associated with the resource sector is included within "Commodities, resources and foreign exchange".

Geographically diverse sources of income

Note Income in each region excludes earnings on capital and other corporate items


Australia
$Am
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2004
2005
2006
2007
2008

Australia: 2007 included significant income from a number of asset realisations, including Goodman Group.


Asia-Pacific
$Am
2500
2000
1500
1000
500
0
2004
2005
2006
2007
2008

Asia-Pacific: market conditions held up well in 2008, and the region also benefited from the realisation of the investment in Macquarie-IMM.


Europe, Africa, Middle East
$Am
2500
2000
1500
1000
500
0
2004
2005
2006
2007
2008

Europe: 2007 was a strong year for corporate finance activity and included income from a number of asset realisations.


Americas
$Am
2500
2000
1500
1000
500
0
2004
2005
2006
2007
2008

Americas: 2007 included income from significant oil and gas in realisation; 2008 impacted by credit disruption and write-downs on investment in listed real estate trusts with US assets

No unusual trading exposures
Our robust risk management has proven effective in this environment

- Main business focus is making returns by providing services to clients rather than by principal trading
- No problem trading exposures
- No material problem credit exposures
- No exposure to Structured Investment Vehicles (SIVs)
- No subprime lending
- Longstanding policy of granting very few standbys and warehouses
- No problems with debt underwritings
- Only modest holdings of highly rated debt instruments partially backed by US subprime mortgages
- No underwriting of leveraged loans
- Very little underwriting of corporate loans
- Modest credit exposures to the hedge fund industry
- No material exposures not already known to investors
- Well funded, with liquid assets of over A$20b

Very well funded – supporting ongoing business and growth

Liquid Assets



25
20
15
10
5
0
$A6.0b
$A20.3b
Mar-07
Jun-08

Deposits



20
15
10
5
0
$A8.5b
$A15.5b
Mar-07
Jun-08

Very well funded – supporting ongoing business and growth

Excess Capital



12
10
8
6
4
2
0
Convertible Preference Security Offer $600m
Excess Capital $A3.6b
Regulatory Capital
Proforma July 08

Term assets more than covered by term funding



32
27
22
$A28.1b
$A32.0b
Term ASSETS - Jun 08
Term FUNDING - Jun 08

Term assets are defined based on expected maturities used for internal liquidity management purposes. Assets included in this category include Loan assets > 1 yr, Other investment securities and Investment in Macquarie managed funds and equity investments. Term funding includes equity and undrawn committed facilities.

Growth through the cycle



Profit ($Am)
120
100
80
60
40
20
0
1977
1978
1979
1980
1981
1982
1983
1984
1985
1986
1987
1988
1989
1990
1991
1992
0.8
0.6
0.4
0.2
0
1969
1970
1971
1972
1973
1974
1975
1976
Hill Samuel UK opens branch office in Sydney
$A floated
MBL established
First listed property trust
Enter stockbroking
Stock market crash
London office opens
Global real estate crash

Years ended 31 March

Growth through the cycle



Profit ($Am)
2000
1800
1600
1400
1200
1000
800
600
400
200
0
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
Hills Motorway
Mortgage securitisation
MBL listed
Asian financial crisis
Russian debt crisis
BT Australia acquired
Dot com crash
9/11
US recession
Sydney Airport
SARS
ING acquired
Thames Water
Giuliani Capital
Orion Securities
CIT Systems Leasing
Group restructure
Credit market disruption

Years ended 31 March

Some new growth initiatives



Commodities, resources^ and foreign exchange, 13%
- Freight derivative services to shipping and freight industry
- Carbon trading initiatives
- Structured credit

Lending, leasing and margin related income, 11%
- Acquisition of US based CIT Systems Leasing
- New deposit and other retail products

Cash equities – institutional + retail, 13%
- Securities businesses expansion in UK & US

Asset & equity investments (excl. specialist funds)^ and other income, 11%
- Climate change investments
- 65% of US- based oil & gas provider - Express Energy Services

Equity derivatives, 15%
- Internal merger forming combined equities business

Specialist funds including infrastructure and real estate (including M&A and asset sales), 20%
- Continued expansion of specialist funds business - new funds, new geographies

Third party M&A and advisory income^, 9%
- Continued international expansion into Asia, Nth America and Europe

Securities funds management and administration, 8%
- New combined funds business – using full set of product skills for more innovative product

Operating income for the year ended 31 March 2008. ^Income from clients and activities associated with the resource sector is included within "Commodities, resources and foreign exchange".

Specialist funds – serving the community everyday

Macquarie is a global leader in managing businesses that provide essential services



Airports
+78 million passengers per annum

Roads
+2.3 million cars per day

Rail
+2.7 million passengers per annum

Ferries
+6.1 million passengers per annum

Buses
+290 million passengers per annum

Sea Ports
+4.2 million standard container units handled per annum

Car Parks
+390,000 car spaces



Broadcast Communications
+90 million people through television, telephone and radio infrastructure & newspaper services

Gas[1]
+17.1 million households

Water[1]
+7.3 million households

Electricity
+3.1 million households

Aged Care/Retirement Villages
+11,700 beds +8,100 units

Directories
+35 million 'yellow pages' distributed

Employees
+77,000 across the businesses

1. Includes sub-metering services
As at 31 March 2008

Specialist funds – businesses performing well

Macquarie Capital Funds' largest businesses[1] have experienced continued EBITDA growth



30%
25%
20%
15%
10%
5%
0%
% Change in 1 year EBITDA growth[2]
17%[3]
13%
4%
9%
14%
16%
27%
14%
19%[4]
11%
Thames
APRR
Arqiva
Sydney Airport
M6 Toll
407ETR
Airwave
European Directories
Wales & West
Brussels Airport

1 Largest businesses by Enterprise Value as at 31 December 2007, based on Macquarie-managed interest
2 Annual growth in EBITDA for the most recent financial year of each business
3 Compares year ended 31 March 2008 to year ended 31 December 2006, due to a change in the company's financial year end
4 Compound annual growth in EBITDA for 2 year period ending 31 March 2008

Specialist funds – strong investor support

- Record $A22.4b raised over the 12 months to 31 March 2008
- 75% from international investors and 85% into unlisted funds or syndicates
- Fund raisings continue despite market conditions



$Ab
25
20
15
10
5
0
2005
2006
2007
2008

Fund	Raising ($Ab)
Unlisted Infrastructure	7.74
Listed Infrastructure	2.95
Unlisted Real Estate	5.39
Listed Real Estate	0.34
EMG Funds	2.50
Other	3.46
FY08 TOTAL	**$A22.4b**

Funds raised by Macquarie and joint venture fund manager partners from 1 April 2007 to 31 Mar 2008, including equity raised via DRP. Includes committed, uncalled capital.

Despite poor A-REIT market performance, solid underlying asset performance

- Occupancy remains high (above 96%) with long remaining lease terms
- Positive rental growth being achieved on lease expiries
- General US property operating conditions becoming more difficult, especially in retail and financial services sectors, but rental earnings in Macquarie REITs to date have been largely unaffected
- Macquarie REITs have no significant development exposure
- Asset sale transaction volumes remain low – limited evidence of current market values
- Macquarie's strategies include:
  - Continued focus on asset performance
  - Selective asset sales
  - Debt reduction and term extension/renewal
- Some progress already announced in line with these strategies and further initiatives in progress

The global economy is running at two speeds



% Chg on Prev Yr
% Chg on Prev Yr
Total World Global Real GDP Growth
Advanced economies
Emerging and developing economies
0
1
2
3
4
5
6
7
8
1972
1977
1982
1987
1992
1997
2002
2007
IMF forecasts

Source: IMF, Macquarie Research

China is the engine of global growth

MACQUARIE



Contribution to global growth (%)
% chg on prev yr
China
US
Europe
3.0
2.5
2.0
1.5
1.0
0.5
0.0
-0.5
1980
1984
1988
1992
1996
2000
2004
2008
IMF forecasts

Source: IMF, Macquarie Research, July 2008

We expect to see ongoing growth in demand for commodities

MACQUARIE



China's demand as a % of world total
% of total
% of total
Copper
Aluminium
Zinc
Nickel
Iron Ore (Trade)
Oil
Steel
Macquarie projection
80%
70%
60%
50%
40%
30%
20%
10%
0%
1950
1960
1970
1980
1990
2000
2010
2020

Source: IMF, Macquarie Research, July 2008

This provides a significant boost to Australia's terms of trade


Index Mar 86=100
Terms of Trade
Index Mar 86=100
— AUS — US — CAN — UK
Impact of soaring bulk commodity prices
200
180
160
140
120
100
80
1986
1989
1993
1997
2000
2004
2008
Quarterly

Treasury estimates the gains to the terms of trade this year will add:

- 9% to nominal GDP
- 20% to corporate profits
- 9% to labour income
- 200,000 jobs

Source: ABS, Treasury, Datastream, Macquarie Research July 2008

Expect Australian growth to moderate but should remain reasonable


Contribution to GDP (%)
Composition of Growth
% Chg on Prev Yr
Household Consumption
Housing
Other
Business Investment
Net Exports
GDP (RHS)
10
8
6
4
2
0
-2
-4
*GDP growth is the annual average % chg
Dec-03
Sep-04
Jun-05
Mar-06
Dec-06
Mar-08
07A 08F 09F
Quarterly
Calendar Yr*

Source: ABS, Macquarie Research July 2008

However, the Australian economy is running at two speeds


Gross State Product
% Chg on Prev Yr
% Chg on Prev Yr
NSW, VIC, SA, Tas, ACT
WA, Qld, NT
10
8
6
4
2
0
-2
Mar 01
May 02
Jul 03
Sep 04
Nov 05
Jan 07
Mar 08
Quarterly

Global market conditions

- **Credit markets**
  - — Since August 2007, credit markets have been extremely difficult and funding has been more expensive
  - — Funding costs at significantly higher levels than pre-August 2007
- **Equity markets**
  - — Volumes have dropped off from very high levels of second half calendar 2007
    - — Asia down 13% for 6 months to 30 June 2008 compared with second half calendar 2007
    - — Australia down 9% for 6 months to 30 June 2008 compared with second half calendar 2007
- **Mergers & Acquisitions and Equity Capital Markets**
  - — Activity levels have fallen globally although pipeline reasonable
  - — Good levels of activity in Australia and, to a lesser extent, Asia
- **Global real estate**
  - — Sharp decline in all global listed real estate markets
  - — A-REIT price index down approximately 50% from October 2007 peak
  - — Investors waiting for evidence of financial and real estate market stabilisation

Solid first quarter but down on record prior corresponding period

- Conditions in many markets have deteriorated since this time last year. All groups operating profitably, but reported lower first quarter results than prior corresponding year's record first quarter
- Businesses performing relatively well in more difficult market conditions. Good contributions from:
  - Corporate finance and advisory
  - Institutional and retail broking businesses, including equity derivatives
  - Commodities related trading businesses
  - Foreign exchange
- Expanded capital base provided higher earnings
- Remuneration expenses down, including estimated profit share

Some highlights during the first quarter

- Large advisory transactions
  - BrisConnections consortium awarded 45 year concession to construct, operate & finance Brisbane Airport Link tollroad
  - Adviser to BUPA on its $A2.4b merger with MBF
  - Takeover defence adviser to Dyno Nobel on $A3.8b acquisition of Dyno Nobel by Incitec Pivot
  - Joint Bookrunner and Joint Lead Manager to Shandong Chenming Paper's HK$3.2 billion H Share IPO
  - Adviser to LS Cable Ltd, Korean-headquartered wire and cable manufacturer, on agreement to acquire US-based Superior Essex Inc. for US$1.2b. Korea's largest unsolicited acquisition of a US listed company.
  - Completed two asset-backed securitisation transactions totalling $A1.8b – including one of largest publicly placed securitisations in Asia-Pacific region since commencement of credit disruption (SMART 2008-1E)
- Asset acquisitions/disposals
  - Sale of 100% interest in Longview Oil & Gas, US-based oil and gas producer
  - Macquarie and affiliates committed to acquire 65% interest in Express Energy Services, US-based oil and gas services provider
  - Acquired majority holding in US fixed income funds management specialist, Allegiance Investment Management LLC
- Internal business mergers – creating broader product range and improved client service
  - Macquarie Securities: Macquarie Capital Securities and Equity Markets Group merger
  - Macquarie Funds Group: Macquarie Capital Products, Equity Markets Products, Funds Management Group merger (effective 1 August 2008)
  - Banking and Financial Services Group: Financial Services Group and Banking and Securitisation Group integration

Some highlights during the first quarter

- $A600m Convertible Preference Securities issue as part of Group funding strategy
- Continued growth of US/European broking businesses
- Macquarie Cook Power – growing involvement in US power markets
- Cash Management Trust over $A17b; Wrap over $A22b
- Investment Lending portfolio over $A6b
- New funds:
  - Russian infrastructure fund (joint venture with Renaissance Capital)
  - Indian infrastructure fund (Memorandum of Understanding with State Bank of India)
  - Macquarie Special Situations Fund (co-investment opportunity fund)
  - MGPA Fund III closed with commitments of US$5.2b; two private equity real estate funds, mandated to invest in Europe and Asia
  - St Hilliers Property (JV) closed a $A200m open-ended wholesale development to core fund
- Other fund initiatives:
  - Real Estate: focus on managing REIT borrowings including extending and restructuring key debt facilities and selective asset sales to repay debt
  - Macquarie Private Capital Group privatisation completed
  - Macquarie Capital Alliance Group acquisition proposal by Macquarie Advanced Investment Group

Outlook – current year

- Market conditions continue to make short-term forecasting more difficult than usual
- Solid start to the year, but current state of financial markets means that to repeat last year's record performance is becoming increasingly challenging
- However, over the medium term we continue to be well placed due to:
  - Effective risk management
  - Good businesses, committed quality staff
  - Strength, diversification and global reach of our businesses
  - Benefits of ongoing organic growth initiatives
  - Continued strong global investor demand for quality assets
  - Strong capital base
  - No problem trading exposures and no material problem credit exposures
- Opportunities in current environment due to our strong capital position
- No change to longstanding Group strategy


Macquarie
Group Limited
2008 Annual General Meeting
23 July 2008


ITEM 2:
REMUNERATION
REPORT

Macquarie Group Limited
2008 Annual General Meeting

Remuneration Policy: Focussing on Appropriate Objectives



Driving long-term shareholder returns
Aligning the interests of staff and shareholders
Attracting and retaining high quality people

- Emphasising performance-based remuneration
- Linking remuneration to shareholder return drivers
- Emphasising direct alignment with long-term shareholder interests:
  - — Use of equity (shares, options)
  - — Use of retention mechanisms
  - — Consistency over time
- Providing globally competitive remuneration arrangements

Executive Director Remuneration: Emphasis on Performance-Based Remuneration

- Executive Director remuneration comprises three elements
- No special contractual termination payments



A function of profit and excess return on equity; key drivers of shareholder returns
Profit Share
Staff benefit if shareholders benefit
Fixed Remuneration
Options
Only a small proportion of senior management remuneration

Executive Director Remuneration: Ensuring Direct Long-Term Alignment of Interests

- Significant equity and retention arrangements ensure direct long-term alignment:
  - — 20% profit share retained for 10 years, linked to fund performance
  - — additional profit share invested in MQG shares for Executive Committee members (2009: 35% for Managing Director, 20% for other Executive Committee members)
  - — mandatory shareholding requirement
  - — options vest over 2-4 years, subject to challenging performance hurdle
  - — hedging prohibited in relation to shares or unvested options held under these arrangements
  - — voluntary additional equity participation available via other staff share plans
- Consistency in remuneration arrangements over time creates staff confidence to take a long-term view

Board Oversight of Remuneration Approach

- Board oversees the remuneration approach, assisted by the Remuneration Committee:
  - — Remuneration Committee: majority of independent directors
  - — key remuneration policies fully considered by Non-Executive Directors at least annually
  - — careful performance evaluation of top management
  - — use of independent remuneration consultants

Success in Aligning the Interests of Staff and Shareholders

- Consistent profit growth and high return on equity reflect the outstanding efforts of staff

Net profit after tax attributable to ordinary equityholders
A$ million



2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
Growth: 1,179%; compound annual growth rate: 29%

Return on ordinary equity
%



50
40
30
20
10
0
-10
-20
-30
Macquarie
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008

Source: Bloomberg. Competitors comprise Babcock & Brown, Bear Stearns, Credit Suisse, Deutsche Bank, Goldman Sachs, Lehman Brothers, Merrill Lynch, Morgan Stanley, UBS.

Success in Attracting and Retaining High Quality People

- Shareholders have benefited from a stable management team
- Approximately 7% voluntary turnover rate for Director level (senior 20% of staff)
  - — 28% of Directors have been with the Group 5-10 years
  - — 28% of Directors have been with the Group 10+ years

Data current as at 31 March 2008

Success in Delivering Long-Term Shareholder Returns

- Total Shareholder Return 1,170% since July 1996 at MBL's listing
- Macquarie and the nine best performing companies in the ASX 50 at July 1996 and international investment banking competitors



%
1,550
1,350
1,150
950
750
550
350
150
-50
Macquarie
Nine best performing companies in the ASX 50
ASX 50
International investment banking competitors

Source: Macquarie Securities   Data current to 31 March 2008
*International Investment Banking Competitors comprise Bear Stearns, Credit Suisse, Deutsche Bank, Lehman Brothers, Merrill Lynch, Morgan Stanley and UBS. Competitors which have not been continuously listed between MBL's date of listing (29 July 1996) and 31 March 2008 have been excluded from this chart, ie. Babcock & Brown and Goldman Sachs.

MACQUARIE

Macquarie Group Limited

2008 Annual General Meeting



23 July 2008


GLOSSARY

Macquarie Group Limited
2008 Annual General Meeting

Glossary



$US/USD	US Dollar
1H	First half
1H08	Half year ended 30 September 2007
ABS	Australian Bureau of Statistics
AGAAP	Australian Generally Accepted Accounting Principles
APRA	Australian Prudential Regulatory Authority
ASX	Australian Stock Exchange
AUD/$A	Australian dollar
AUM	Assets Under Management
Chg	Change
cps	cents per share
DRP	Dividend reinvestment plan
DUET	Diversified Utility and Energy Trusts
EBITDA	Earnings before interest, tax, dividends, appreciation & amortisation
EMG	Equity Markets Group
EPS	Earnings Per Share
FY	Full Year
GDP	Gross Domestic Product
HK	Hong Kong
IMF	International Monetary Fund
IPO	Initial Public Offering

Glossary

JV	Joint Venture
M&A	Mergers and Acquisitions
MAP/MAp	Macquarie Airports
MBL	Macquarie Bank Limited
MBL	Macquarie Bank Limited
MCG	Macquarie Communications Infrastructure Group
MIC	Macquarie Infrastructure Company Trust
MIG	Macquarie Infrastructure Group
MIIF	Macquarie International Infrastructure Fund
MKIF	Macquarie Korean Infrastructure Fund
MMG	Macquarie Media Group
MPR	Macquarie ProLogis Trust
MPT	Macquarie Power Income Fund
MQG	Macquarie Group Limited (ASX listed)
NPAT	Net Profit After Tax
NYSE	New York Stock Exchange
REIT	Real Estate Investment Trust
RHS	Right hand side
SIV	Structured Investment Vehicle
UK	United Kingdom

END